                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       AMENDED AND RESTATED SCHEDULE 13D
                    (INCORPORATING AMENDMENTS 1 THROUGH 10)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             RIVERSIDE GROUP, INC.
                             ---------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE, $0.10 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  769135 10 4
                                  -----------
                                 (CUSIP NUMBER)

                            T. MALCOLM GRAHAM, ESQ.
                KIRSCHNER, MAIN, PETRIE, GRAHAM, TANNER & DEMONT
                       ONE INDEPENDENT DRIVE, SUITE 2000
                          JACKSONVILLE, FLORIDA 32202
                                 (904) 354-4141
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                DECEMBER 1, 1997
                                ----------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [ ]. (A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE

SUBJECT TO ALL OTHER PROVISIONS OF THE ACTS (HOWEVER, SEE THE NOTES).

CUSIP NO. 769135 10 4
-------------------------------------------------------------------------------

         1)       NAMES OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION
                  NOS. OF ABOVE PERSONS   J. STEVEN WILSON ("JSW");
                  WILSON FINANCIAL CORPORATION ("WFC")
                  59-2006064
-------------------------------------------------------------------------------

         2)       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)
                  (A)
                         ------------------------------------------------------
                  (B)
                         ------------------------------------------------------
-------------------------------------------------------------------------------

         3)       SEC USE ONLY
                              -------------------------------------------------
-------------------------------------------------------------------------------

         4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                                    ---------------------------

-------------------------------------------------------------------------------

         5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)
                                                -------------------------------
-------------------------------------------------------------------------------

         6)       CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES,
                   FLORIDA

-------------------------------------------------------------------------------

NUMBER OF                  7)       SOLE VOTING POWER  JSW: 2,664,804;
SHARES BENE-                          WFC: 2,543,553
FICIALLY
OWNED BY                   8)       SHARED VOTING POWER    0
EACH REPORT-
ING PERSON                 9)       SOLE DISPOSITIVE POWER    SAME AS #7
WITH
                           10)      SHARED DISPOSITIVE POWER    0
-------------------------------------------------------------------------------

         11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON     SAME AS #7
-------------------------------------------------------------------------------


CUSIP NO. 769135 10 4
-------------------------------------------------------------------------------

         12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (SEE INSTRUCTIONS)
                                                   ----------------------------
                  -------------------------------------------------------------
-------------------------------------------------------------------------------

         13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    JSW:50.4%; WFC:48.1%
-------------------------------------------------------------------------------

         14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                      JSW: IN;   WFC: CO
-------------------------------------------------------------------------------

         This Amendment No. 10 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. In accordance with Rule 13d-2(c) and Item 101(a)(2) of Regulation S-T, however, as the first Amendment after mandated electronic filing, this Amendment No. 10 restates and amends the entire text of the Schedule 13D and the previously filed amendments, other than the text of the Exhibits previously filed pursuant to Item No. 7.

ITEM 1.   SECURITY AND ISSUER.

         The title of the class of equity securities to which this Statement relates is common stock, par value $0.10 per share, ("Common Stock"), issued by Riverside Group, Inc., a Florida corporation ("Riverside"), the principal executive offices of which are located at 7800 Belfort Parkway, Jacksonville, Florida 32256.

ITEM 2.   IDENTITY AND BACKGROUND.

         The names of the persons filing this Statement are (i) Wilson Financial Corporation ("Wilson Financial"), a Florida corporation principally engaged in real estate development and investments, the address of the principal business and office of which is 7800 Belfort Parkway, Suite 100, Jacksonville, Florida 32256 and (ii) J. Steven Wilson, an individual and United States citizen whose business address is 7800 Belfort Parkway, Suite 100, Jacksonville, Florida 32256, and whose principal occupation is President of Wilson Financial, Chairman, President and Chief Executive Officer of Riverside and Chairman and Chief Executive Officer of Wickes Lumber Company ("Wickes"). Mr. Wilson beneficially owns a majority of the outstanding common stock of Wilson Financial.

         The sole executive officer and director of Wilson Financial is Mr. Wilson. Mr. Wilson is a United States citizen with his business address at 7800 Belfort Parkway, Suite 100, Jacksonville, Florida 32256.

         No person listed in this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and no such person has been during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The amount of funds or other consideration used in the initial acquisition in 1985 of 913,921 shares of Common Stock to which this Statement relates was (i) $2,152,951 in cash, (ii) $5,153,617 principal amount of Wilson Financial promissory notes and (iii) all of the outstanding shares of capital stock of Tree of Life Distribution Company and American Natural Snacks, Inc. The financing for the cash used in such acquisition was obtained by Wilson Financial through a loan made in the ordinary course of business by Southeast Bank, N.A., secured by 575,000 shares of Common Stock and certain other collateral. The capital stock used in such acquisition was derived from the general assets of Tree of Life, Inc.

         The amount of funds or other consideration used in the purchase of the shares on December 23, 1986, to which this Statement relates was $6,537,000 in cash, $1,037,000 of which was derived from Wilson Financial's general corporate funds and $5,500,000 of which was obtained through a loan made in the ordinary course of business by Southeast Bank, N.A., secured by assignment of asset purchase agreements between a subsidiary of Riverside and Wilson Financial.

ITEM 4.   PURPOSE OF TRANSACTION.

         The purpose of the 1985 acquisition of securities of Riverside was to obtain control of Riverside. Following such acquisition, (i) Raymond K. Mason resigned as Chairman of the Board of Riverside, (ii) Marcy M. Moody resigned as a Director and as President and Chief Executive Officer of Riverside, (iii) Dr. William C. Ruffin resigned as Director of Riverside, (iv) Mr. Wilson, Edward M. Carey and John D. Gwynn were elected as Directors of Riverside and (v) Mr. Wilson was elected Chairman of the Board, President and Chief Executive Officer of Riverside.

         Pursuant to a Stock Purchase Agreement dated September 10, 1986, Riverside agreed to acquire all of the outstanding shares of capital stock of The Dependable Insurance Group, Inc. of America ("Dependable") from Champion International Corporation.

         Pursuant to a Stock Purchase Agreement dated as of September 3, 1986, Wilson Financial agreed, subject to the acquisition by Riverside of Dependable, to purchase from Riverside a minimum of 717,125 and a maximum of 817,125 newly-issued shares of Riverside's Common Stock at a price of $8.00 per share, $850,000 to be paid in cash and the balance by a four-year promissory note bearing interest at the prime rate plus one percentage point. This promissory note was secured by collateral reasonably acceptable to Riverside with a value at least equal to the note's principal amount. The note also provided that Wilson Financial may at its option pay the note in cash or by transfer of collateral valued at its value at the time of payment, provided Wilson Financial agreed to repurchase such collateral at such value for cash within one year after such payment.

         In connection with this acquisition, a subsidiary of Riverside agreed to purchase certain assets from Wilson Financial for approximately $5.7 million in cash and the assumption of approximately $2.2 million in related debt, subject to an agreement of Wilson Financial to repurchase these assets under certain circumstances. Subsequently, Riverside purchased from Wilson Financial for $460,000 in cash all of the capital stock of a life insurance company.

         On December 31, 1991, Riverside acquired certain assets (the "Assets") from Wilson Financial and Mr. Wilson in exchange for the issuance of 70,000 shares of Riverside's Series C Preferred Stock with an aggregate liquidation preference of $7 million and the forgiveness of a $400,000 obligation of Wilson Financial to Riverside. The Series C Preferred Stock (i) carried an initial 1% per year cumulative dividend, which escalates 1% per year through 1996 and becomes 10% thereafter, (ii) was subject to $1,400,000 minimum annual redemption at the end of 1996 through 2000 and (iii) possessed an aggregate of 3,500,000 votes in all matters brought before shareholders. Pursuant to a Retransfer Agreement dated December 30, 1991, among Riverside, Mr. Wilson and Wilson Financial, at the end of 1996 Riverside had the right to repurchase the Series C Preferred Stock with an amount of cash equal to the proceeds realized by Riverside from the Assets and a note the payments on which are tied to future cash realizations. Effective April 20, 1994, Riverside consummated a Plan of Recapitalization which retired its Series C Preferred Stock in exchange for approximately $1,280,000 in cash and 195,851 newly issued shares of Riverside's Common Stock, par value $.10 per share. All shares of the Company's Series C Preferred Stock were held by Mr. Wilson and Wilson Financial Corporation.

         On February 11, 1993, Wilson Financial sold 111,934 shares of Common Stock to Riverside pursuant to the Stock Purchase Agreement between Wilson Financial and Riverside dated June 8, 1992.

         Wilson Financial, together with one or more of Riverside's directors, began in February 1994 to engage in a program anticipated to increase the availability of Common Stock in the market and thereby enhance the trading market for Common Stock. Under this program, Wilson Financial and the others participating in the program were to sell from time to time in open-market transactions, depending upon market conditions and other factors, up to 200,000 shares of Common Stock. These sales of shares effected under this program were effected under Rule 144.

         Pursuant to a Stock Purchase Agreement dated September 30, 1994, Wilson Financial sold 40,000 shares of Common Stock to Riverside for $6.4375 per share on September 30, 1994.

         Pursuant to a Stock Purchase Agreement dated as of November 23, 1994, Wilson Financial sold 15,000 shares of Common Stock to Riverside for $6.75 per share on November 23, 1994.

         Pursuant to Advance Agreements dated as of February 28, 1995, as of April 30, 1995 and as of June 1, 1995, Wilson Financial sold 150,680 shares of Common Stock to Riverside for $6.0944 per share effective June 30, 1995.

         Pursuant to a Stock Purchase Agreement dated as of October 2, 1995, Wilson Financial sold 23,000 shares of Common Stock to Riverside for $5.4445 per share on October 2, 1995.

         Pursuant to a Stock Purchase Agreement dated as of November 1, 1995, Wilson Financial sold 27,778 shares of Common Stock to Riverside for $4.50 per share on November 1, 1995.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         On August 21, 1985, pursuant to a Stock Purchase Agreement dated that date, Wilson Financial purchased 913,321 shares of Common Stock from a group of Riverside's shareholders, including among others, Mr. Mason, Ms. Moody, and a corporation controlled by Mr. Mason. The consideration used by Wilson Financial to purchase such shares had a face value of $8.00 per share and consisted of
(i) $2,152,951 in cash, (ii) a $1,152,200 promissory note of Wilson Financial, secured by 574,008 shares of Common Stock, issued to St. Joe Paper Company in exchange for cancellation of indebtedness to St. Joe Paper Company of Ms. Moody and the corporation controlled by Mr. Mason and (iii) $4,001,417 principal amount of Wilson Financial's promissory notes to the sellers of such shares, secured by a pledge of 570,372 shares of Common Stock and a second lien on the shares of Common Stock pledged by Wilson Financial to St. Joe Paper Company.

         Following the purchase by Wilson Financial described above, Riverside acquired from Tree of Life, Inc. on August 21, 1985, all of the outstanding capital stock of Tree of Life Distribution Company and American Natural Snacks, Inc., two former subsidiaries of Tree of Life, Inc. engaged in the distribution of health food products, in exchange for 956,000 newly-issued shares of Common Stock and 55,800 shares of Riverside's newly-created Series B Convertible Preferred Stock with an aggregate liquidation preference of $5.5 million. Subsequent to this transaction, Tree of Life, Inc. transferred to Wilson Financial by dividend 231,059 shares of Common Stock.

         In addition, a five year consulting agreement dated August 21, 1985, was entered into between Riverside and the corporation controlled by Mr. Mason. Pursuant to the agreement such corporation received payments of $125,000 per year for services required by the agreement.

         On December 12, 1985, Wilson Financial Corporation sold 54,500 shares or approximately two percent (2%) of Riverside's outstanding Common Stock to W. Ryland Dooley, III for a total purchase price of $10, or less than $.01 per share, in cash.

         On December 11, 1985, Tree of Life, Inc. was dissolved and its 724,941 shares of Riverside Common Stock and 55,000 shares of Riverside's Series B Convertible Preferred Stock were dividended to Wilson Financial Corporation.

         On December 12, 1985, Riverside redeemed 55,000 shares of Series B Convertible Preferred Stock for its aggregate liquidation preference of $5.5 million plus accrued dividends in accordance with its terms.

         On December 4, 1985, Stuart G. Evans and Suzanne T. Gilstrap, (who were then officers of Riverside), acquired an option to purchase 20,000 shares each of Common Stock at $5.00 per share pursuant to the Riverside Incentive Stock Option Plan ("the Plan").

         In addition, pursuant to a letter from J. Steven Wilson dated December 16, 1985 ("the Option Letter") effective December 24, 1985, Ms. Evans and Ms. Gilstrap received options to buy up to 25,000 shares each of Riverside Common Stock from Wilson Financial Corporation for approximately $4.50 per share.

         Pursuant to letters from J. Steven Wilson dated December 16, 1985 ("the Option Letters"), effective June 20, 1986, Wilson Financial sold 37,400 shares or approximately 1.4% of Riverside's outstanding Common Stock to certain officers and directors of Riverside for $4.50 per share. The consideration received consisted of (i) $152,460 in cash and (ii) $15,840 in promissory notes.

         Pursuant to a Stock Purchase Agreement dated as of September 3, 1986, effective December 23, 1986, Wilson Financial purchased from Riverside 817,125 newly-issued shares of Common Stock at a price of $8.00 per share. The consideration used to purchase such shares consisted of $6,537,000 in cash.

         Pursuant to a Stock Purchase Agreement dated February 10, 1993 (the "February 1993 Stock Purchase Agreement") between Riverside and Wilson Financial, on February 11, 1993, Wilson Financial sold to Riverside 300,000 shares of Common Stock for a purchase price of $5.00 per share (subject to possible adjustment upon receipt by Riverside of a fairness opinion from its financial advisor). $800,000 was paid by Riverside in cash, and the balance was paid in cash before March 1, 1993.

         Pursuant to a Stock Purchase Agreement dated June 8, 1992,

Wilson Financial sold to Riverside (i) 111,934 shares of Common Stock on February 11, 1993, for $3.06 in cash per share and (ii) 41,185 shares of Common Stock on January 3, 1994, for $6.4958 in cash per share.

         On March 18, 1993, Wilson Financial sold 61,740 shares of Common Stock to Mr. Wilson for $5.00 per share.

         On February 11 and 14, 1994, Wilson Financial sold, in open-market transactions, 20,000 and 10,000 shares, respectively, of Common Stock, for $9.50 in cash per share.

         On March 3, 1994 and April 11, 1994, Wilson Financial sold, in open market transactions, 5,000 shares of Common Stock for $10.25 per share and 5,000 shares of Common Stock for $ 9.125 per share, respectively.

         Effective April 20, 1994, Mr. Wilson and Wilson Financial acquired 11,950 and 183,901 shares, respectively, of Common Stock from Riverside pursuant to the Plan of Recapitalization described in Item 4 above.

         On June 30, 1994 and July 13, 1994, Wilson Financial sold, in open market transactions, 5,000 shares of Common Stock for $ 8.00 per share and 5,000 shares of Common Stock for $ 7.75 per share, respectively.

         On August 9, 1994, September 13, 1994 and September 16, 1994, Wilson Financial sold, in open market transactions, 5,000 shares of Common Stock for $7.375 per share, 15,000 shares of Common Stock for $6.50 per share, and 10,000 shares for $6.625 per share, respectively.

         Effective September 30, 1994, Wilson Financial sold 40,000 shares of Common Stock to Riverside for $6.4375 per share pursuant to the Stock Purchase Agreement described in Item 4 above.

         On October 17, 1994 and October 28, 1994, Wilson Financial sold, in open market transactions, 13,000 shares of Common Stock for $ 7.125 per share and 17,000 shares of Common Stock for $ 7.125 per share, respectively.

         Effective November 23, 1994, Wilson Financial sold 15,000 shares of Common Stock to Riverside for $6.75 per share pursuant to the Stock Purchase Agreement described in Item 4 above.

         On March 7, 1995, March 10, 1995 and March 28, 1995, Wilson Financial sold, in open market transactions, 10,000 shares of Common Stock for $ 6.125 per share, 7,000 shares of Common Stock for $ 6.125 per share and 10,000 shares of Common Stock for $ 6.125 per share, respectively.

         On May 11, 1995, May 22, 1995 and May 24, 1995, Wilson Financial sold, in open market transactions, 10,000 shares of Common Stock for $ 5.75 per share, 10,000 shares of Common Stock for $ 5.75 per share and 10,000 shares of Common Stock for $ 5.75 per share, respectively.

         On June 13, 1995, Wilson Financial sold, in an open market transaction, 21,000 shares of Common Stock for $5.75 per share.

         Pursuant to a notice of option exercise dated July 31, 1995, Wilson Financial sold 150,680 shares of Common Stock to Riverside for $6.0944 per share under the Advance Agreements described in Item 4 above.

         On August 8, 1995, Wilson Financial sold, in an open market transaction, 10,000 shares of Common Stock for $5.625 per share.

         Effective October 2, 1995, Wilson Financial sold 23,000 shares of Common Stock to Riverside for $5.4445 per share pursuant to the Stock Purchase Agreement described in Item 4 above.

         Effective November 1, 1995, Wilson Financial sold 27,778 shares of Common Stock to Riverside for $4.50 per share pursuant to the Stock Purchase Agreement described in Item 4 above.

         On December 1, 1997, Wilson Financial sold 520,000 shares of Common Stock to Imagine Investments, Inc. for $3.00 per share pursuant to the letter agreement described in Item 6 below.

         Following the transactions described above, Mr. Wilson directly and beneficially owns (including those held directly by Wilson Financial and 47,561 shares allocated to Mr. Wilson's account in Riverside's Employee Stock Ownership Plan) 2,664,804 shares, or approximately 50.4 percent, and Wilson Financial directly and beneficially owns 2,543,553 shares, or approximately
48.1 percent, of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the 1985 acquisition by Wilson Financial of shares of Common Stock, Wilson Financial agreed to use its good faith efforts to cause certain individuals to remain Directors of Riverside for periods that have expired. In addition, in connection with the acquisition by it of Tree of Life Distribution Company and American Natural Snacks, Inc., Riverside granted certain registration rights to Wilson Financial with respect to the Common Stock owned by it and its subsidiaries and the shares of Common Stock into which Riverside's Series B Convertible Preferred Stock is convertible, consisting of two registrations upon request and unlimited piggyback registrations.

         Mr. Wilson, Wilson Financial and Kenneth M. Kirschner have entered into a Shareholders Agreement dated November 13, 1992, pursuant to which, among other things, (i) Mr. Kirschner granted Mr. Wilson and Wilson Financial a right of first refusal with respect to his shares of Common Stock, (ii) Mr. Wilson and Wilson Financial granted Mr. Kirschner certain "tag-along" rights to include shares of Common Stock in certain transfers effected by Mr. Wilson and Wilson Financial and (iii) Mr. Wilson and Wilson Financial agreed to vote for Mr. Kirschner as a Director of Riverside.

         Pursuant to a letter agreement dated as of November 28, 1997 entered into on December 1, 1997, and related documents, Wilson Financial sold 520,000 shares of Common Stock to Imagine Investments, Inc. ("Imagine"). Pursuant to this letter agreement, among other things, (i) Wilson Financial assigned to Imagine his "piggyback" registration rights with respect to the sold shares and
(ii) Mr. Wilson and Wilson Financial granted Imagine certain "tag-along" rights to include shares of Common Stock in certain transfers effected by Mr. Wilson and Wilson Financial.

         Wilson Financial has pledged 130,542 shares of Common Stock to secure a loan from an individual. In addition, Wilson Financial has pledged 2,424,961 shares of Common Stock to secure a loan from First National Bank of Boston.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Attached as exhibits hereto are the following:

Exhibit                    Description
-------                    -----------
  A                        Form of promissory notes, dated August 21, 1985, of
                           Wilson Financial to the Sellers under the Stock
                           Purchase Agreement

  B Stock Purchase Agreement, dated August 21, 1985, between Wilson Financial and the Sellers, without exhibits thereto

  C Pledge Agreement, dated August 21, 1985, for the benefit of the Sellers

  D                        Letter Agreement dated August 21, 1985,
                           amending the Stock Purchase Agreement

  E Consulting Agreement, dated August 21, 1985, between Riverside and Rebuilding Service, Inc.

  F                        Loan Agreement, dated August 21, 1985, between
                           Wilson Financial and Southeast Bank, N.A.

  G Pledge Agreement, dated August 21, 1985, between Wilson Financial and Southeast Bank,
                           N.A.

  H                        Promissory Note, dated August 21, 1985, of Wilson
                           Financial to Southeast Bank, N.A.

  I                        Pledge Agreement, dated August 21, 1985, between
                           Wilson Financial and Barnett Bank of Jacksonville,
                           N.A.

  J                        Letter, dated August 21, 1985, from Wilson
                           Financial to Varina M. Steuert

  K Acquisition Agreement, dated August 21, 1985, between Wilson Financial and Riverside without exhibits thereto

  L                        Registration Rights Agreement, dated August
                           21, 1985, between Wilson Financial and
                           Riverside

  M                        Prepayment and Stakeholder's Agreement, dated
                           August 21, 1985, between Wilson Financial and
                           St. Joe Paper Company, without exhibits
                           thereto

  N                        Promissory Note, dated August 21, 1985, of
                           Wilson Financial to St. Joe Paper Company

  O                        Pledge Agreement, dated August 21, 1985, of
                           Wilson Financial to St. Joe Paper Company

  P                        Stock Purchase Agreement dated December 12,
                           1985, between Wilson Financial Corporation and
                           W. Ryland Dooley, III

  Q                        Exhibit H Revolving Promissory Note to
                           Schedule 13D dated August 21, 1985

  R                        Riverside Incentive Stock Option Plan

  S Form of letter from J. Steven Wilson to certain officers and directors granting option to buy shares of Riverside Common Stock from Wilson Financial
                           Corporation

  T                        Stock Purchase Agreement dated as of September
                           3, 1986, between Riverside Group, Inc., Wilson
                           Financial Corporation and Kenneth M. Kirschner

  U                        Security Agreement dated December 23, 1986,

                           between Wilson Financial, Wilson Land Group,
                           Inc. and Southeast Bank, N.A.

  V Term Promissory Note dated December 23, 1986, between Wilson Financial, Wilson Land Group,
                           Inc. and Southeast Bank, N.A.

  W                        Asset Purchase Agreement dated December 23,
                           1986, between Wilson Financial, Wilson Land
                           Group, Inc. and Dependable Insurance Company,
                           Inc.

  X Purchase and Sale Agreement (Kress Building) dated December 23, 1986, between Wilson Land
                           Group, Inc. and Dependable Insurance Company,
                           Inc.

  Y                        Purchase and Sale Agreement (Mobil Parking
                           Lot) dated December 23, 1986, between Wilson
                           Land Group, Inc. and Dependable Insurance
                           Company, Inc.

  Z                        Agreement for Repurchase of Assets dated December
                           23, 1986, between Wilson Financial and Dependable
                           Insurance Company, Inc.

  AA Exchange Agreement dated December 30, 1991, among Riverside, J. Steven Wilson and Wilson
                           Financial

  BB Retransfer Agreement dated December 30, 1991, among Riverside, J. Steven Wilson and Wilson
                           Financial

  CC Redemption Agreement dated December 31, 1991, among Riverside, J. Steven Wilson and Wilson
                           Financial

  DD Stock Purchase Agreement dated May 1, 1992, between Wilson Financial and Riverside

  EE                       Stock Purchase Agreement dated February 10,
                           1993, between Wilson Financial and Riverside
                           Group, Inc.

  FF Plan of Recapitalization dated April 20, 1994, between Riverside, Wilson Financial and J.
                           Steven Wilson

  GG                       Stock Purchase Agreement dated September 30,
                           1994, between Riverside and Wilson Financial

  HH*                      Stock Purchase Agreement dated as of November
                           23, 1994, between Riverside and Wilson
                           Financial

  II* Advance Agreements dated as of February 28, 1995, as of April 30, 1995 and as of June 1, 1995 between
                           Riverside and Wilson Financial

  JJ*                      Notice of Option Exercise dated July 31,
                           1995, by Riverside to Wilson Financial

  KK*                      Stock Purchase Agreement dated as of
                           October 2, 1995, between Riverside and
                           Wilson Financial

  LL*                      Stock Purchase Agreement dated as of
                           November 1, 1995, between Riverside and
                           Wilson Financial

  MM* Shareholders Agreement dated November 13, 1992 among J. Steven Wilson, Wilson Financial
                           Corporation and Kenneth M. Kirschner.

  NN*                      Letter Agreement dated November 28, 1997 among J.
                           Steven Wilson, Wilson Financial Corporation and
                           Imagine Investments, Inc.

-------------------
  * Filed herewith.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 10, 1997                    /s/ J. Steven Wilson
                                             ----------------------------------
                                             J. Steven Wilson, Individually

Date:   December 10, 1997                    WILSON FINANCIAL CORPORATION

                                             By:/s/ J. Steven Wilson
                                                -------------------------------
                                                  J. Steven Wilson, President

                                                                     Exhibit HH
                                                           Amended and Restated
                                                      Statement on Schedule 13D


                            Stock Purchase Agreement

         THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of November 23, 1994, among Riverside Group, Inc., a Florida corporation ("Purchaser"), and Wilson Financial Corporation, a Florida corporation ("Seller"),

                              W I T N E S S E T H:

         WHEREAS, on the terms and conditions hereinafter set forth, Seller desires to sell to Purchaser 15,000 shares (the "Shares") of the common stock of Purchaser, par value $0.10 per share ("Common Stock"), and Purchaser desires to purchase the Shares from Seller, in exchange for their Fair Market Value (as defined below), to be paid in immediately available funds.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I

                               Purchase and Sale

         Section 1.01.   Purchase and Sale of Shares.

         (a) On the terms and subject to the conditions of this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Shares in exchange for a purchase price per share equal to Fair Market Value.

         (b) For purposes of this Agreement, "Fair Market Value" means the lower of (i) the last sale price per share of Common Stock in the NASDAQ National Market System on the last day prior to the date hereof on which Common Stock traded and (ii) the average of the last sale prices per share of Common Stock on the NASDAQ National Market System on each of the twenty trading days immediately prior to the date hereof (ignoring any day on which Common Stock did not trade).

         Section 1.02 Closing. If this Agreement shall not have been terminated pursuant to Section 6.03 hereof, the purchase and sale contemplated hereby shall take place at a closing (the "Closing") to be held at such time and place as the parties hereto may agree (the "Closing Date"). At the Closing, Seller will deliver to Purchaser (a) certificates representing the Shares, duly endorsed for transfer, with all transfer and other taxes paid, free and clear of all liens and encumbrances and (b) such other certificates, opinions and documents as Purchaser may reasonably request. At the Closing, Purchaser shall deliver to Seller (x) the purchase price in immediately available funds and (y) such other certificates, opinions and documents as Seller may reasonably request.

                                   ARTICLE II

                    Representations and Warranties of Seller

         Seller hereby makes the following representations and warranties to
Purchaser:

         Section 2.01 Organization, Power, etc. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller have been duly authorized by all requisite corporate action on behalf of Seller, and no other corporate action is required for such execution, delivery and performance. The agreements of Seller contained herein constitute valid and legally binding obligations of Seller enforceable in accordance with their respective terms.

         Section 2.02 Conflicts. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby in accordance with the terms hereof, will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to Seller or conflict with or result in a breach of any of the terms, conditions, or provisions of the Articles of Incorporation, Bylaws or other organizational documents of Seller or any agreement, instrument or right to which Seller is a party or by which any of its assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable to, or binding on, Seller or any of its assets, or otherwise adversely affect Seller.

         Section 2.03 The Shares. The Shares will be delivered to Purchaser at the Closing free and clear of all liens, charges, security interests and other encumbrances and of claims or possible claims of any corporation, person or firm.

         Section 2.04 Consents. The execution and delivery of this Agreement by Seller and the performance of its obligations hereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality, other than routine securities filings.

                                  ARTICLE III

                  Representations and Warranties of Purchaser

         Purchaser hereby makes the following representations and warranties to
Seller:

         Section 3.01 Organization, Power, etc. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite corporate action on behalf of Purchaser, and no other corporate action is required for such execution, delivery and performance. The agreements of Purchaser contained herein constitute valid and legally binding obligations of Purchaser enforceable in accordance with their respective terms.

         Section 3.02 Conflicts. The execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby in accordance with the terms hereof, will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to Purchaser or conflict with or result in a breach of any of the terms, conditions, or provisions of the Articles of Incorporation, Bylaws or other organizational documents of Purchaser or any agreement, instrument or right to which it is a party or by which any of its assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable, or binding on, Purchaser or any of its assets, or otherwise adversely affect Purchaser.

         Section 3.03 Consents. The execution and delivery of this Agreement by Purchaser and the performance of its obligations hereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality, other than routine securities filings.

                                   ARTICLE IV

                              Conditions Precedent

         The obligation of each of Purchaser and Seller to consummate the transactions contemplated by this Agreement is subject to satisfaction, or waiver by them, at or prior to the Closing, of each of the following conditions precedent:

         Section 4.01 Performance of Agreements. The other party hereto shall have performed and complied with all of its agreements, covenants and obligations hereunder.

         Section 4.02 Representations True. All of the representations and warranties made by the other party hereunder shall be true and accurate as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

         Section 4.03 Corporate Approvals. All corporate action, if any, necessary to authorize the execution, delivery and performance by the other parties of this Agreement and the transactions contemplated hereby shall have been duly and validly taken.

         Section 4.04 Proceedings and Documents. All proceedings taken in connection with the transactions contemplated hereby and all documents incident to such transactions shall be reasonably satisfactory in form and substance to the party and its counsel; the party shall have received all documents that it and its counsel may have reasonably requested in connection with such transaction, in form and substance satisfactory to the party.

                                   ARTICLE V

                        Survival of Representations and
                          Warranties; Indemnification

         Section 5.01 Survival. All representations and warranties contained in this Agreement or any certificate, exhibit, financial statement or other document or instrument furnished pursuant to the express terms of this Agreement to Purchaser by or on behalf of Seller or to Seller by or on behalf of Purchaser, in connection with the transactions contemplated hereby shall survive any investigation made at any time with respect to any of the foregoing and shall survive the execution, delivery and performance of this Agreement. All certificates, exhibits, financial statements or other documents or instruments furnished to the parties hereto pursuant to this Agreement by or on behalf of another party hereto shall constitute representations and warranties hereunder.

         Section 5.02 Indemnification. Purchaser agrees to indemnify and hold harmless Seller, and Seller agrees to indemnify and hold harmless Purchaser, against, and in respect of, liabilities, losses, claims, costs or damages (including attorneys' fees incurred in connection with any of the foregoing) resulting from or arising out of (i) any breach of any representation or warranty made by them and (ii) any failure to perform any of their obligations or agreements hereunder.

                                   ARTICLE VI

                                 Miscellaneous

         Section 6.01 Expenses. Each of the parties to this Agreement shall pay its own expenses in connection with the transactions contemplated hereby.

         Section 6.02 Brokers. The parties hereto each represent to the other that no broker was involved in the transactions contemplated hereby and that there is no obligation for any sales commission due to any party.

         Section 6.03 Termination. This Agreement may be terminated as to all parties and the transactions contemplated hereby abandoned at any time prior to the Closing by:

                  (a)      the mutual consent of the parties; or

                  (b)      either party at any time after December 15, 1994.

         Section 6.04 Manner and Effect of Termination. The power of termination provided for by Section 6.03 hereof will be effective only after notice is given in writing and signed on behalf of the party for whom it is given, by its President or any Vice President. If this Agreement is terminated it shall no longer be of any force or effect and there shall be no further liability on the part of any party in respect of the subject matter hereof, except for a breach of any covenant or obligation hereunder.

         Section 6.05 Waiver. The terms and provisions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only by a written instrument executed by the party waiving compliance.

         Section 6.06 Amendment, etc. Anything herein or elsewhere to the contrary notwithstanding, to the extent permitted by law this Agreement may be amended or supplemented at any time, but only by a written instrument executed by the parties hereto.

         Section 6.07 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed first class postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                           If to Purchaser:

                                    Riverside Group, Inc.
                                    7800 Belfort Parkway
                                    Suite 100
                                    Jacksonville, Florida 32256

                           If to Seller, to:

                                    Wilson Financial Corporation
                                    7800 Belfort Parkway, Suite 100
                                    Jacksonville, Florida 32256

         Section 6.08 Miscellaneous. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered hereby and constitutes the entire understanding among the parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors. This Agreement may not be assigned, and nothing in this Agreement, express or implied, is intended to confer upon any other person, any rights or remedies under or by reason of this Agreement. The section headings contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement. This Agreement shall be construed and enforced in accordance with the laws of the State of Florida.

         IN WITNESS WHEREOF, each of the parties hereto has, as appropriate, either executed this Agreement or caused this Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                                         RIVERSIDE GROUP, INC.

                                         By
                                           ------------------------------------

                                         WILSON FINANCIAL CORPORATION

                                         By
                                            -----------------------------------

                                                                  Exhibit II to
                                                           Amended and Restated
                                                      Statement on Schedule 13D

                                   Agreement

         THIS AGREEMENT is entered into as of February 28, 1995, between Wilson Financial Corporation, a Florida corporation ("WFC"), and Riverside Group, Inc., a Florida corporation ("RGI").

         In consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

                                  The Advance

         On the date hereof, RGI shall advance to WFC, or at its direction, the sum of $315,000, which WFC agrees to repay upon demand by RGI, with interest from the date hereof at a floating rate equal to the Base Rate plus two and one-half percentage points (2.5%). As used herein, the term "Base Rate" means the rate per annum announced from time to time by The First National Bank of Boston at its head office as its Base Rate.

                                   The Option

         WFC hereby grants to RGI the option (the "Option") to acquire up to the number of shares determined as below described (the "Option Shares") of RGI's common stock, $.10 par value per share ("RGI Stock"), at an exercise price of $6.31 per share, payable in cash or by forgiveness of an equivalent amount of the Advance and related interest. The number of the Option Shares at any given time shall be equal to (i) the aggregate unrepaid amount of the Advance and related interest at the time, divided by (ii) the exercise price. The Option may be exercised in whole or in part and from time to time by notice given by RGI to WFC at any time after the date hereof and before all of the Advance and related interest shall have been repaid by WFC.

                  Discretion to Sell RGI Stock on WFC's Behalf

         WFC agrees to deliver to RGI possession of stock certificates representing at least the number of shares of RGI Stock that, when multiplied times the lower of the publicly-traded price per share of RGI Stock or the exercise price of the Option, shall equal or exceed the aggregate unpaid amount of the Advance and related interest. WFC hereby grants RGI irrevocable authority to effect the sale thereof on WFC's behalf at such time, at such prices and on such terms as RGI shall determine in its sole discretion and to apply the proceeds against the Advance. In furtherance of the foregoing, WFC shall constitute RGI and its designees as WFC's attorneys-in-fact to sign all such documents and to take all such actions as they may deem appropriate, and WFC shall itself take all such actions and sign such documents as RGI may request.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by an officer thereunto duly authorized, all as of the date first above written.

                                             RIVERSIDE GROUP, INC.

                                             By
                                               --------------------------------

                                                      WILSON FINANCIAL
                                                      CORPORATION

                                             By
                                               --------------------------------

                                                                  Exhibit II to
                                                           Amended and Restated
                                                      Statement on Schedule 13D

                                   Agreement

         THIS AGREEMENT is entered into as of April 30, 1995 between Wilson Financial Corporation, a Florida corporation ("WFC"), and Riverside Group, Inc., a Florida corporation ("RGI").

         In consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

                                  The Advance

         On the date hereof, RGI shall advance to WFC, or at its direction, the sum of $85,000, which WFC agrees to repay upon demand by RGI, with interest from the date hereof at a floating rate equal to the Base Rate plus two and one-half percentage points (2.5%). As used herein, the term "Base Rate" means the rate per annum announced from time to time by The First National Bank of Boston at its head office as its Base Rate.

                                   The Option

         WFC hereby grants to RGI the option (the "Option") to acquire up to the number of shares determined as below described (the "Option Shares") of RGI's common stock, $.10 par value per share ("RGI Stock"), at an exercise price of $5.875 per share, payable in cash or by forgiveness of an equivalent amount of the Advance and related interest. The number of the Option Shares at any given time shall be equal to (i) the aggregate unrepaid amount of the Advance and related interest at the time, divided by (ii) the exercise price. The Option may be exercised in whole or in part and from time to time by notice given by RGI to WFC at any time after the date hereof and before all of the Advance and related interest shall have been repaid by WFC.

                  Discretion to Sell RGI Stock on WFC's Behalf

         WFC agrees to deliver to RGI possession of stock certificates representing at least the number of shares of RGI Stock that, when multiplied times the lower of the publicly-traded price per share of RGI Stock or the exercise price of the Option, shall equal or exceed the aggregate unpaid amount of the Advance and related interest. WFC hereby grants RGI irrevocable authority to effect the sale thereof on WFC's behalf at such time, at such prices and on such terms as RGI shall determine in its sole discretion and to apply the proceeds against the Advance. In furtherance of the foregoing, WFC shall constitute RGI and its designees as WFC's attorneys-in-fact to sign all such documents and to take all such actions as they may deem appropriate, and WFC shall itself take all such actions and sign such documents as RGI may request.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by an officer thereunto duly authorized, all as of the date first above written.

                                      RIVERSIDE GROUP, INC.

                                      By
                                        ---------------------------------------

                                               WILSON FINANCIAL
                                               CORPORATION

                                      By
                                        ---------------------------------------

                                                                  Exhibit II to
                                                           Amended and Restated
                                                         Statement Schedule 13D

                                   Agreement

         THIS AGREEMENT is entered into as of June 1, 1995 between Wilson Financial Corporation, a Florida corporation ("WFC"), and Riverside Group, Inc., a Florida corporation ("RGI").

         In consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

                                  The Advance

         On the date hereof, RGI shall advance to WFC, or at its direction, up to the sum of $500,000, which WFC agrees to repay upon demand by RGI, with interest from the date hereof at a floating rate equal to the Base Rate plus two and one-half percentage points (2.5%). As used herein, the term "Base Rate" means the rate per annum announced from time to time by The First National Bank of Boston at its head office as its Base Rate.

                                   The Option

         WFC hereby grants to RGI the option (the "Option") to acquire up to the number of shares determined as below described (the "Option Shares") of RGI's common stock, $.10 par value per share ("RGI Stock"), at an exercise price of $6.00 per share, payable in cash or by forgiveness of an equivalent amount of the Advance and related interest. The number of the Option Shares at any given time shall be equal to (i) the aggregate unrepaid amount of the Advance and related interest at the time, divided by (ii) the exercise price. The Option may be exercised in whole or in part and from time to time by notice given by RGI to WFC at any time after the date hereof and before all of the Advance and related interest shall have been repaid by WFC.

                  Discretion to Sell RGI Stock on WFC's Behalf

         WFC agrees to deliver to RGI possession of stock certificates representing at least the number of shares of RGI Stock that, when multiplied times the lower of the publicly-traded price per share of RGI Stock or the exercise price of the Option, shall equal or exceed the aggregate unpaid amount of the Advance and related interest. WFC hereby grants RGI irrevocable authority to effect the sale thereof on WFC's behalf at such time, at such prices and on such terms as RGI shall determine in its sole discretion and to apply the proceeds against the Advance. In furtherance of the foregoing, WFC shall constitute RGI and its designees as WFC's attorneys-in-fact to sign all such documents and to take all such actions as they may deem appropriate, and WFC shall itself take all such actions and sign such documents as RGI may request.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by an officer thereunto duly authorized, all as of the date first above written.

                                          RIVERSIDE GROUP, INC.

                                          By
                                            -----------------------------------

                                                   WILSON FINANCIAL
                                                   CORPORATION

                                          By
                                            -----------------------------------

                                                                  Exhibit JJ to
                                                           Amended and Restated
                                                      Statement on Schedule 13D

                           NOTICE OF OPTION EXERCISE

         Riverside Group, Inc. ("Riverside") at Wilson Financial Corporation ("WFC") are parties to those certain Advance Agreements dated February 28, April 30 and June 1, 1995 (the "Advance Agreements:). Under the Advance Agreements, WFC has given riverside options (the "Options") to acquire the number of shares of Riverside's common stock, $.10 par value per share ("Common Stock"), in accordance with the terms thereof.

         Riverside hereby gives notice to WFC that, effective as of June 30, 1995, it exercises the Options to acquire the maximum number of shares of common Stock acquirable thereunder.

Date:             July 31, 1995

                                                   RIVERSIDE GROUP, INC.

                                                   By
                                                     --------------------------

                                                                  Exhibit KK to
                                                           Amended and Restated
                                                      Statement on Schedule 13D

                            Stock Purchase Agreement

         THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of October 2, 1995, among Riverside Group, Inc., a Florida corporation ("Purchaser"), and Wilson Financial Corporation, a Florida corporation ("Seller"),

                              W I T N E S S E T H:

         WHEREAS, on the terms and conditions hereinafter set forth, Seller desires to sell to Purchaser 23,000 shares (the "Shares") of the common stock of Purchaser, par value $0.10 per share ("Common Stock"), and Purchaser desires to purchase the Shares from Seller, in exchange for an aggregate of $125,223.50, to be paid in immediately available funds.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I

                               Purchase and Sale

         Section 1.01.   Purchase and Sale of Shares.

         On the terms and subject to the conditions of this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Shares in exchange for a purchase price equal to an aggregate of $125,223.50, which has been determined by multiplying "Fair Market Value" (as hereinafter defined) by the number of the Shares. For purposes of this Agreement, "Fair Market Value" means the lower of (i) the last sale price per share of Common Stock on the NASDAQ National Market System on the last day prior to the date hereof on which Common Stock traded and (ii) the average of the last sale prices per share of Common Stock on the NASDAQ National Market System on each of the twenty trading days immediately prior to the date hereof (ignoring any day on which Common Stock did not trade).

         Section 1.02 Closing. If this Agreement shall not have been terminated pursuant to Section 6.03 hereof, the purchase and sale contemplated hereby shall take place at a closing (the "Closing") to be held at such time and place as the parties hereto may agree (the "Closing Date"). At the Closing, Seller will deliver to Purchaser (a) certificates representing the Shares, duly endorsed for transfer, with all transfer and other taxes paid, free and clear of all liens and encumbrances and (b) such other certificates, opinions and documents as Purchaser may reasonably request. At the Closing, Purchaser shall deliver to Seller (x) the purchase price in immediately available funds and (y) such other certificates, opinions and documents as Seller may reasonably request.

                                   ARTICLE II

                    Representations and Warranties of Seller

         Seller hereby makes the following representations and warranties to
Purchaser:

         Section 2.01 Organization, Power, etc. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller have been duly authorized by all requisite corporate action on behalf of Seller, and no other corporate action is required for such execution, delivery and performance. The agreements of Seller contained herein constitute valid and legally binding obligations of Seller enforceable in accordance with their respective terms.

         Section 2.02 Conflicts. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby in accordance with the terms hereof, will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to Seller or conflict with or result in a breach of any of the terms, conditions, or provisions of the Articles of Incorporation, Bylaws or other organizational documents of Seller or any agreement, instrument or right to which Seller is a party or by which any of its assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable to, or binding on, Seller or any of its assets, or otherwise adversely affect Seller.

         Section 2.03 The Shares. The Shares will be delivered to Purchaser at the Closing free and clear of all liens, charges, security interests and other encumbrances and of claims or possible claims of any corporation, person or firm.

         Section 2.04 Consents. The execution and delivery of this Agreement by Seller and the performance of its obligations hereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality, other than routine securities filings.

                                  ARTICLE III

                  Representations and Warranties of Purchaser

         Purchaser hereby makes the following representations and warranties to
Seller:

         Section 3.01 Organization, Power, etc. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite corporate action on behalf of Purchaser, and no other corporate action is required for such execution, delivery and performance. The agreements of Purchaser contained herein constitute valid and legally binding obligations of Purchaser enforceable in accordance with their respective terms.

         Section 3.02 Conflicts. The execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby in accordance with the terms hereof, will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to Purchaser or conflict with or result in a breach of any of the terms, conditions, or provisions of the Articles of Incorporation, Bylaws or other organizational documents of Purchaser or any agreement, instrument or right to which it is a party or by which any of its assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable, or binding on, Purchaser or any of its assets, or otherwise adversely affect Purchaser.

         Section 3.03 Consents. The execution and delivery of this Agreement by Purchaser and the performance of its obligations hereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality, other than routine securities filings.

                                   ARTICLE IV

                              Conditions Precedent

         The obligation of each of Purchaser and Seller to consummate the transactions contemplated by this Agreement is subject to satisfaction, or waiver by them, at or prior to the Closing, of each of the following conditions precedent:

         Section 4.01 Performance of Agreements. The other party hereto shall have performed and complied with all of its agreements, covenants and obligations hereunder.

         Section 4.02 Representations True. All of the representations and warranties made by the other party hereunder shall be true and accurate as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

         Section 4.03 Corporate Approvals. All corporate action, if any, necessary to authorize the execution, delivery and performance by the other parties of this Agreement and the transactions contemplated hereby shall have been duly and validly taken.

         Section 4.04 Proceedings and Documents. All proceedings taken in connection with the transactions contemplated hereby and all documents incident to such transactions shall be reasonably satisfactory in form and substance to the party and its counsel; the party shall have received all documents that it and its counsel may have reasonably requested in connection with such transaction, in form and substance satisfactory to the party.

                                   ARTICLE V

                        Survival of Representations and
                          Warranties; Indemnification

         Section 5.01 Survival. All representations and warranties contained in this Agreement or any certificate, exhibit, financial statement or other document or instrument furnished pursuant to the express terms of this Agreement to Purchaser by or on behalf of Seller or to Seller by or on behalf of Purchaser, in connection with the transactions contemplated hereby shall survive any investigation made at any time with respect to any of the foregoing and shall survive the execution, delivery and performance of this Agreement. All certificates, exhibits, financial statements or other documents or instruments furnished to the parties hereto pursuant to this Agreement by or on behalf of another party hereto shall constitute representations and warranties hereunder.

         Section 5.02 Indemnification. Purchaser agrees to indemnify and hold harmless Seller, and Seller agrees to indemnify and hold harmless Purchaser, against, and in respect of, liabilities, losses, claims, costs or damages (including attorneys' fees incurred in connection with any of the foregoing) resulting from or arising out of (i) any breach of any representation or warranty made by them and (ii) any failure to perform any of their obligations or agreements hereunder.

                                   ARTICLE VI

                                 Miscellaneous

         Section 6.01    Expenses. Each of the parties to this

Agreement shall pay its own expenses in connection with the transactions contemplated hereby.

         Section 6.02 Brokers. The parties hereto each represent to the other that no broker was involved in the transactions contemplated hereby and that there is no obligation for any sales commission due to any party.

         Section 6.03 Termination. This Agreement may be terminated as to all parties and the transactions contemplated hereby abandoned at any time prior to the Closing by:

                  (a)      the mutual consent of the parties; or

                  (b)      either party at any time after October 30, 1995.

         Section 6.04 Manner and Effect of Termination. The power of termination provided for by Section 6.03 hereof will be effective only after notice is given in writing and signed on behalf of the party for whom it is given, by its President or any Vice President. If this Agreement is terminated it shall no longer be of any force or effect and there shall be no further liability on the part of any party in respect of the subject matter hereof, except for a breach of any covenant or obligation hereunder.

         Section 6.05 Waiver. The terms and provisions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only by a written instrument executed by the party waiving compliance.

         Section 6.06 Amendment, etc. Anything herein or elsewhere to the contrary notwithstanding, to the extent permitted by law this Agreement may be amended or supplemented at any time, but only by a written instrument executed by the parties hereto.

         Section 6.07 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed first class postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                           If to Purchaser:

                                    Riverside Group, Inc.
                                    7800 Belfort Parkway
                                    Suite 100
                                    Jacksonville, Florida 32256

                           If to Seller, to:

                                    Wilson Financial Corporation
                                    7800 Belfort Parkway, Suite 100
                                    Jacksonville, Florida 32256

         Section 6.08 Miscellaneous. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered hereby and constitutes the entire understanding among the parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors. This Agreement may not be assigned, and nothing in this Agreement, express or implied, is intended to confer upon any other person, any rights or remedies under or by reason of this Agreement. The section headings contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement. This Agreement shall be construed and enforced in accordance with the laws of the State of Florida.

         IN WITNESS WHEREOF, each of the parties hereto has, as appropriate, either executed this Agreement or caused this Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                                          RIVERSIDE GROUP, INC.

                                          By
                                            -----------------------------------

                                          WILSON FINANCIAL CORPORATION

                                          By
                                            -----------------------------------

                                                                  Exhibit LL to
                                                           Amended and Restated
                                                      Statement on Schedule 13D

                            Stock Purchase Agreement

         THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of November 1, 1995, among Riverside Group, Inc., a Florida corporation ("Purchaser"), and Wilson Financial Corporation, a Florida corporation ("Seller"),

                              W I T N E S S E T H:

         WHEREAS, on the terms and conditions hereinafter set forth, Seller desires to sell to Purchaser 27,778 shares (the "Shares") of the common stock of Purchaser, par value $0.10 per share ("Common Stock"), and Purchaser desires to purchase the Shares from Seller, in exchange for an aggregate of $125,001.00, to be paid in immediately available funds.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I

                               Purchase and Sale

         Section 1.01.   Purchase and Sale of Shares.

         On the terms and subject to the conditions of this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Shares in exchange for a purchase price equal to an aggregate of $125,001.00, which has been determined by multiplying "Fair Market Value" (as hereinafter defined) by the number of the Shares. For purposes of this Agreement, "Fair Market Value" means the lower of (i) the last sale price per share of Common Stock on the NASDAQ National Market System on the last day prior to the date hereof on which Common Stock traded and (ii) the average of the last sale prices per share of Common Stock on the NASDAQ National Market System on each of the twenty trading days immediately prior to the date hereof (ignoring any day on which Common Stock did not trade).

         Section 1.02 Closing. If this Agreement shall not have been terminated pursuant to Section 6.03 hereof, the purchase and sale contemplated hereby shall take place at a closing (the "Closing") to be held at such time and place as the parties hereto may agree (the "Closing Date"). At the Closing, Seller will deliver to Purchaser (a) certificates representing the Shares, duly endorsed for transfer, with all transfer and other taxes paid, free and clear of all liens and encumbrances and (b) such other certificates, opinions and documents as Purchaser may reasonably request. At the Closing, Purchaser shall deliver to Seller (x) the purchase price in immediately available funds and (y) such other certificates, opinions and documents as Seller may reasonably request.

                                   ARTICLE II

                    Representations and Warranties of Seller

         Seller hereby makes the following representations and warranties to
Purchaser:

         Section 2.01 Organization, Power, etc. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller have been duly authorized by all requisite corporate action on behalf of Seller, and no other corporate action is required for such execution, delivery and performance. The agreements of Seller contained herein constitute valid and legally binding obligations of Seller enforceable in accordance with their respective terms.

         Section 2.02 Conflicts. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby in accordance with the terms hereof, will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to Seller or conflict with or result in a breach of any of the terms, conditions, or provisions of the Articles of Incorporation, Bylaws or other organizational documents of Seller or any agreement, instrument or right to which Seller is a party or by which any of its assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable to, or binding on, Seller or any of its assets, or otherwise adversely affect Seller.

         Section 2.03 The Shares. The Shares will be delivered to Purchaser at the Closing free and clear of all liens, charges, security interests and other encumbrances and of claims or possible claims of any corporation, person or firm.

         Section 2.04 Consents. The execution and delivery of this Agreement by Seller and the performance of its obligations hereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality, other than routine securities filings.

                                  ARTICLE III

                  Representations and Warranties of Purchaser

         Purchaser hereby makes the following representations and warranties to
Seller:

         Section 3.01 Organization, Power, etc. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite corporate action on behalf of Purchaser, and no other corporate action is required for such execution, delivery and performance. The agreements of Purchaser contained herein constitute valid and legally binding obligations of Purchaser enforceable in accordance with their respective terms.

         Section 3.02 Conflicts. The execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby in accordance with the terms hereof, will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to Purchaser or conflict with or result in a breach of any of the terms, conditions, or provisions of the Articles of Incorporation, Bylaws or other organizational documents of Purchaser or any agreement, instrument or right to which it is a party or by which any of its assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable, or binding on, Purchaser or any of its assets, or otherwise adversely affect Purchaser.

         Section 3.03 Consents. The execution and delivery of this Agreement by Purchaser and the performance of its obligations hereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality, other than routine securities filings.

                                   ARTICLE IV

                              Conditions Precedent

         The obligation of each of Purchaser and Seller to consummate the transactions contemplated by this Agreement is subject to satisfaction, or waiver by them, at or prior to the Closing, of each of the following conditions precedent:

         Section 4.01 Performance of Agreements. The other party hereto shall have performed and complied with all of its agreements, covenants and obligations hereunder.

         Section 4.02 Representations True. All of the representations and warranties made by the other party hereunder shall be true and accurate as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

         Section 4.03 Corporate Approvals. All corporate action, if any, necessary to authorize the execution, delivery and performance by the other parties of this Agreement and the transactions contemplated hereby shall have been duly and validly taken.

         Section 4.04 Proceedings and Documents. All proceedings taken in connection with the transactions contemplated hereby and all documents incident to such transactions shall be reasonably satisfactory in form and substance to the party and its counsel; the party shall have received all documents that it and its counsel may have reasonably requested in connection with such transaction, in form and substance satisfactory to the party.

                                   ARTICLE V

                        Survival of Representations and
                          Warranties; Indemnification

         Section 5.01 Survival. All representations and warranties contained in this Agreement or any certificate, exhibit, financial statement or other document or instrument furnished pursuant to the express terms of this Agreement to Purchaser by or on behalf of Seller or to Seller by or on behalf of Purchaser, in connection with the transactions contemplated hereby shall survive any investigation made at any time with respect to any of the foregoing and shall survive the execution, delivery and performance of this Agreement. All certificates, exhibits, financial statements or other documents or instruments furnished to the parties hereto pursuant to this Agreement by or on behalf of another party hereto shall constitute representations and warranties hereunder.

         Section 5.02 Indemnification. Purchaser agrees to indemnify and hold harmless Seller, and Seller agrees to indemnify and hold harmless Purchaser, against, and in respect of, liabilities, losses, claims, costs or damages (including attorneys' fees incurred in connection with any of the foregoing) resulting from or arising out of (i) any breach of any representation or warranty made by them and (ii) any failure to perform any of their obligations or agreements hereunder.

                                   ARTICLE VI

                                 Miscellaneous

         Section 6.01    Expenses.  Each of the parties to this

Agreement shall pay its own expenses in connection with the transactions contemplated hereby.

         Section 6.02 Brokers. The parties hereto each represent to the other that no broker was involved in the transactions contemplated hereby and that there is no obligation for any sales commission due to any party.

         Section 6.03 Termination. This Agreement may be terminated as to all parties and the transactions contemplated hereby abandoned at any time prior to the Closing by:

                  (a)    the mutual consent of the parties; or

                  (b)    either party at any time after November 15, 1995.

         Section 6.04 Manner and Effect of Termination. The power of termination provided for by Section 6.03 hereof will be effective only after notice is given in writing and signed on behalf of the party for whom it is given, by its President or any Vice President. If this Agreement is terminated it shall no longer be of any force or effect and there shall be no further liability on the part of any party in respect of the subject matter hereof, except for a breach of any covenant or obligation hereunder.

         Section 6.05 Waiver. The terms and provisions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only by a written instrument executed by the party waiving compliance.

         Section 6.06 Amendment, etc. Anything herein or elsewhere to the contrary notwithstanding, to the extent permitted by law this Agreement may be amended or supplemented at any time, but only by a written instrument executed by the parties hereto.

         Section 6.07 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed first class postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                          If to Purchaser:

                                  Riverside Group, Inc.
                                  7800 Belfort Parkway
                                  Suite 100
                                  Jacksonville, Florida 32256

                           If to Seller, to:

                                    Wilson Financial Corporation
                                    7800 Belfort Parkway, Suite 100
                                    Jacksonville, Florida 32256

         Section 6.08 Miscellaneous. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered hereby and constitutes the entire understanding among the parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors. This Agreement may not be assigned, and nothing in this Agreement, express or implied, is intended to confer upon any other person, any rights or remedies under or by reason of this Agreement. The section headings contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement. This Agreement shall be construed and enforced in accordance with the laws of the State of Florida.

         IN WITNESS WHEREOF, each of the parties hereto has, as appropriate, either executed this Agreement or caused this Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                                             RIVERSIDE GROUP, INC.

                                             By
                                               --------------------------------

                                             WILSON FINANCIAL CORPORATION

                                             By
                                               --------------------------------

                                                                  Exhibit MM to
                                                           Amended and Restated
                                                      Statement on Schedule 13D

                             SHAREHOLDERS AGREEMENT

         THIS SHAREHOLDERS AGREEMENT (this "Agreement") is made November 13, 1992 by and among J. Steven Wilson ("Mr. Wilson"), Wilson Financial Corporation, a Florida corporation wholly-owned by Mr. Wilson ("WFC"), and Kenneth M. Kirschner ("Mr. Kirschner") (collectively the "Initial Parties").

                                  Introduction

         The Initial Parties desire an agreement concerning the terms and conditions under which they and certain related parties will hold and vote their respective voting securities of Riverside Group, Inc. (the
"Corporation").

         NOW, THEREFORE, in consideration of the mutual benefits to be derived from the covenants and agreements herein contained, the parties hereto agree as follows:

         1. Wilson Group Right of First Refusal. During the term of this Agreement, no member of the Kirschner Group may effect a Transfer (other than a Permitted Transfer) of Kirschner Group Subject Securities, except for Transfers to a Third Party in an arm's length sale after having first complied with the terms of this Section 1.

                  a. Offer Notice. Prior to any member of the Kirschner Group effecting such a Transfer, that person shall first give 30 days' prior notice (the "Offer Notice") to the Wilson Group setting forth the proposed terms and conditions of such Transfer and the number of Subject Securities desired to be transferred. The Offer Notice shall be deemed an offer (an "Offer") by the person giving the notice (the "Kirschner Transferor") to sell all but not less than all of the Subject Securities specified in the Offer Notice (the "Offered Securities") to the members of the Wilson Group on the terms and conditions set forth in the Offer Notice.

                  b. Acceptance of Offer. The Offer shall be deemed accepted only if within 30 days after the Offer Notice, one or more members of the Wilson Group shall have given notice to the Kirschner Group (such a notice given within such 30-day period is referred to herein as an "Acceptance Notice") setting forth the number of Subject Securities such persons agree to purchase and only if the aggregate number of Subject

         Securities agreed to be purchased pursuant to all of the Acceptance Notices equals or exceeds the number of the Offered Securities.

                  c. Purchase and Sale. Purchase and sale of the Offered Securities shall take place at a mutually agreeable time and place no later than 15 days after the latest Acceptance Notice.

                  d. Allocation. If the aggregate number of Subject Securities agreed to be purchased in the Acceptance Notices exceeds the number of Offered Securities, the allocation of the right to purchase the Offered Securities among the members of the Wilson Group that submitted Acceptance Notices shall be determined by Mr. Wilson or his designee, provided that should Mr. Wilson fail or not be able to make such determination and shall not have designated a person to do so the right shall be allocated among such persons pro rata to the votes for directors of the Corporation held by such persons.

                  e. Transfer Upon Non-Acceptance. The Kirschner Transferor may effect the Transfer of any or all of the Offered Securities only in the event that:

                           (i) the Wilson Group does not timely accept the Offer,

                           (ii) such Transfer is effected to a Third Party on terms no less favorable to the Kirschner Transferor than those contained in the Offer, and

                           (iii) such Transfer is effected within 120 days of the Offer Notice.

         Until the Transfer is effected, the Offered Securities shall continue to be subject to the terms of this Agreement, but upon completion of such a Transfer the Offered Securities shall cease to be subject to the terms of this Agreement.

         2. Kirschner Group Tag-Along Rights. During the term of this Agreement, no member of the Wilson Group may effect a Transfer (other than a Permitted Transfer) of Wilson Group Subject Securities, except for Transfers to a Third Party in an arm's length sale after having first complied with the terms of this Section 2.

                  a. Wilson Transfer Notice. Prior to any member of the Wilson Group effecting such a Transfer, that person (the "Wilson Transferor") shall first give 30 days' prior notice (the "Wilson Transfer Notice") to the Kirschner Group setting forth the proposed terms and conditions of such Transfer and the number of Subject Securities desired to be transferred.

                  b. Tag-Along Notice. Any member of the Kirschner Group may, by notice (the "Tag-Along Notice") given within 30 days of the Wilson Transfer Notice, inform the Wilson Transferor of such person's desire to effect the disposition of up to such person's Tag-Along Amount of Subject Securities on the terms and conditions set forth in the Wilson Transfer Notice.

                  c. Implementation of Tag-Along. Upon receipt of a Tag-Along Notice, the Wilson Transferor shall, if it effects the Transfer described in the Wilson Transfer Notice, acquire or arrange for the acquisition of the number of Subject Securities set forth in the Tag-Along Notice on the terms set forth in the Wilson Transfer Notice at the time such Transfer is effected.

                  d. Completion of Transfer. Only after the expiration of 30 days from the date of the Wilson Transfer Notice, the Wilson Transferor may Transfer any or all of the Subject Securities described in the Wilson Transfer Notice (less any Subject Securities transferred to a person not a member of the Wilson Group pursuant to the Tag-Along provisions of Section 2 (c) hereof) to a Third Party on terms no less favorable to the Wilson Transferor than those contained in the Wilson Transfer Notice, provided that such Transfer is effected within 120 days of the Wilson Transfer Notice and the Wilson Transferor complies with the Tag-Along provisions of Section 2(c) hereof. Until the Transfer is effected, the Subject Securities described in the Wilson Transfer Notice shall continue to be subject to the terms of this Agreement, but upon completion of such a Transfer such Subject Securities shall cease to be subject to the terms of this Agreement.

         3. Wilson Group Agreement to Vote for Kirschner Group Director. During the term of this Agreement, the Wilson Group Subject Securities shall be voted in a manner best calculated to elect Kenneth M. Kirschner or a person designated by him (or, in the event that Mr. Kirschner declines, or is unable, to serve as a director and fails to designate a person to serve in his stead, a person designated by the holders of a majority of the Kirschner Group Subject Securities) as a director of the Corporation at all times.

         4. Application of this Agreement to Subsequent Transferees. All Subject Securities that are currently or at any time become Wilson Group Subject Securities or Kirschner Group Subject Securities (other than Subject Securities that are transferred to a Third Party in compliance with Section 1 or Section 2 hereof or to a Third Party in a Permitted Transfer other than a
Gift) shall be and remain after any Transfer thereof, subject to the terms and conditions of this Agreement to the extent permitted by law, and the transferees of such Subject Securities shall be subject thereto to the same extent as their transferors, irrespective of whether any Transfer is a Permitted Transfer. No Transfer of Subject Securities to which this Agreement shall continue to apply shall be effective unless and until the transferee shall execute and deliver to the Wilson Group and the Kirschner Group an appropriate instrument in which such transferee agrees to be bound by this Agreement and to observe and comply with the obligations of his transferor hereunder. Notwithstanding the foregoing, (i) Subject Securities Transferred from a member of the Kirschner Group to a member of the Wilson Group, or vice versa, shall cease to be subject to the terms of this Agreement as Kirschner Group Subject Securities and shall become subject to the terms of this Agreement as Wilson Group Subject Securities, or vice versa, and (ii) Subject Securities Transferred to a Third Party in compliance with Section 1 or
Section 2 hereof or to a Third Party in a Permitted Transfer other than a Gift and subsequently reacquired by a member of the Wilson Group or the Kirschner Group shall thereupon become Wilson Group Subject Securities or Kirschner Group Subject Securities, as appropriate.

         5. Legend. The parties hereto shall use reasonable efforts to cause each certificate representing Wilson Group Subject Securities or Kirschner Group Subject Securities to be imprinted with a legend in substantially the following form:

                  THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO TRANSFER RESTRICTIONS AND OTHER OBLIGATIONS AS SPECIFIED IN THE SHAREHOLDERS AGREEMENT DATED NOVEMBER 11, 1992 ORIGINALLY AMONG J. STEVEN WILSON, WILSON FINANCIAL CORPORATION AND KENNETH M. KIRSCHNER. A COPY OF SUCH SHAREHOLDERS AGREEMENT WILL BE FURNISHED BY RIVERSIDE GROUP, INC. TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

         6. Obligation to Cause Group Members to Become Parties. Mr. Wilson and WFC and any Wilson Group members that hereafter become parties to this Agreement shall use their best efforts to cause any Wilson Group member that is not a party to this Agreement at the time of becoming a beneficial owner of Subject Securities promptly to become a party to this Agreement by deliveries to the Kirschner Group a writing signed by such person to such effect. Mr. Kirschner and any Kirschner Group members that hereafter become a party to this Agreement shall use their best efforts to cause any Kirschner Group member that is not a party to this Agreement at the time of becoming a beneficial owner of Subject Securities promptly to become a party to this Agreement by delivering to the Kirschner Group a writing signed by such person to such effect.

         7. Definitions. The following terms as used herein shall have the following definitions:

                  a. "Fair Market Value" means (i) with respect to any Subject Security for which there is an established trading market, the average over the 30 trading days immediately preceding the date of determination of the last sale price (or, if none, the mean between the closing bid and asked prices) for such Subject Security in its primary trading market, (ii) with respect to the Corporation's Series C Preferred Stock, the fair market value of the consideration received therefor or otherwise agreed to between the parties concerned, and
         (iii) with respect to any other Subject Security, the fair market value agreed to between the parties concerned.

                  b. "Gift" means any Transfer, whether voluntary or involuntary, by gift, testamentary transfer, intestacy or otherwise, for less than Fair Market Value, other than arm's length sales to a Third Party, provided that the recipient thereof agrees in writing to become a party to and be bound by the terms of this Agreement. In the event of a Gift in which Subject Securities are Transferred for value but less than Fair Market Value, the Transfer shall be treated as a Gift of Subject Securities with a Fair Market Value equal to the excess of Fair Market Value of the Subject Securities Transferred over the fair market of the consideration received and as a non-Gift Transfer of the remaining Subject Securities.

                  c. "Kirschner Group" means (i) Mr. Kirschner, (ii) the wife or widow of Mr. Kirschner, (iii) lineal descendants of Mr. Kirschner, and (iv) entities directly or indirectly controlled by Mr. Kirschner and those persons described in the immediately preceding clauses (ii) and (iii).

                  d. "Kirschner Group Subject Securities" means any and all Subject Securities in which at the time of determination any member of the Kirschner Group has any direct or indirect beneficial interest (including without limitation any Subject Securities acquired by members of the Kirschner Group after the date hereof).

                  e.  "Permitted Transfer" shall mean any of the following:

                           (i) any pledge, hypothecation or encumbrance to a
                  lender in a bona fide loan transaction and any Transfer to or by such lender after default conditions of the pledge thereof;

                           (ii) any Transfer (whether or not for consideration)
                  to a member of the Wilson Group or a member of the Kirschner Group, so long as the transferee agrees in writing to become a party to and be bound by the terms of this Agreement;

                           (iii) Transfers by members of the Wilson Group in
                  the aggregate, or by members of the Kirschner Group in the aggregate, to Third Parties of Subject Securities, together with Subject Securities Transferred in Permitted Transfers of the types described in this Section 7(b)(iii) effected within the three months immediately preceding such Transfer, possessing (or convertible, exchangeable or exercisable for Subject Securities possessing) not in excess of one percent of the votes eligible to be cast for directors at the time of determination; and

                           (iv) Gifts.

                  f. "Subject Securities" means all voting securities of the Corporation, together with all securities convertible into or exchangeable for and all warrants, options and other agreements exercisable for shares of voting securities of the Corporation or its successor, now issued and outstanding or hereinafter issued and outstanding.

                  g. "Tag-Along Amount" shall mean Subject Securities with a Fair Market Value equal to the product obtained by multiplying the total consideration to be received in the Transfer described in the Wilson Transfer Notice by the fraction the numerator of which is the Fair Market Value of all of the Subject Securities held by the person giving the Tag-Along Notice and the denominator of which is the aggregate Fair Market Value of the Subject Securities held by the Wilson Transferor and the person giving the Tag-Along Notice.

                  h. "Third Party" means, with respect to a member of the Wilson Group, a person that is not a member of the Wilson Group, and, with respect to a member of the Kirschner Group, a person that is not a member of the Kirschner Group.

                  i. "Transfer" shall mean any direct or indirect sale, pledge, encumbrance, gift, bequest, or other transfer or disposition of, any interest (including without limitation any beneficial interest) in any of the Subject Securities, whether voluntarily, involuntarily, or by operation of law, including without limitation the Transfer of any equity interest (including without limitation any beneficial interest) in any entity that owns Subject Securities but excluding the redemption of any redeemable security in accordance with its terms.

                  j. "Wilson Group" means (i) Mr. Wilson, (ii) the wife or widow of Mr. Wilson, (iii) lineal descendants of Mr. Wilson,
         (iv) the estate of Mr. Wilson, and (v) entities directly or indirectly controlled by those persons described in the immediately preceding clauses (i), (ii), (iii) and (iv).

                  k. "Wilson Group Subject Securities" means any and all Subject Securities in which at the time of determination any member of the Wilson Group has any direct or indirect beneficial interest (including without limitation any Subject Securities acquired by members of the Wilson Group after the date hereof).

         8. Term of Agreement. The term of this Agreement shall commence on the date first set above and shall terminate upon the sooner to occur of the following:

                           (i) The date on which the Kirschner Group no longer beneficially owns any Subject Securities;

                           (ii) The date on which the Wilson Group no longer owns any Subject Securities; or

                           (iii)    November 13, 2002.

         9.       Miscellaneous.

                  a. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) if delivered in person, by facsimile transmission, cable, telegram or telex, or when delivered if sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the addresses set forth below:

         J. Steven Wilson:             7800 Belfort Parkway, Suite 200
                                       Jacksonville, Florida  32256
                                       Telephone: (904) 281-2200
                                       Fax: (904) 281-0153

         Wilson Financial
            Corporation:               7800 Belfort Parkway, Suite 200
                                       Jacksonville, Florida  32256
                                       Telephone: (904) 281-2200
                                       Fax: (904) 281-0153

         Wilson Group:                 To Mr. Wilson or such other person
                                       as Mr. Wilson may have designated by
                                       notice to the Kirschner Group

         Kenneth M. Kirschner:         10 West Adams Street
                                       Post Office Box 1559
                                       Jacksonville, Florida  32201-1559
                                          (32202 for street address)

                                      Telephone: (904) 354-4141
                                      Fax: (904) 358-2199

         Kirschner Group:             To Mr. Kirschner or such other
                                      person as Mr. Kirschner may have
                                      designated by notice to the Wilson
                                      Group.

         or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of changes of address shall only be effective upon receipt.

                  b.       Invalid Provision. The invalidity or
         unenforceability of any particular provision of this Agreement shall not affect other provisions hereof, and this Agreement shall be construed in all respects as if such invalid, unenforceable provisions were omitted.

                  c. Modification. No change or modification of this Agreement shall be valid unless the same be in writing and signed by all of the parties hereto.

                  d. Applicable Law. This Agreement shall be interpreted and enforced pursuant to the laws of the State of Florida.

                  e. Arbitration. Any controversy or claim between any one or more of the parties hereto directly or indirectly arising out of or relating to any of the matters set forth herein, except as hereinafter otherwise expressly provided, shall be submitted to and settled by arbitration in the City of Jacksonville, Florida, County of Duval, in accordance with the rules then obtaining of the American Arbitration Association. Nothing in this Paragraph 12.e shall be construed to prevent (i) any member of the Wilson Group that is then a party to this Agreement or (ii) any member of the Kirschner Group that is then a party to this Agreement from asking a court of competent jurisdiction to enter appropriate equitable relief to enjoin a violation of this Agreement. Such relief may be sought in connection with or apart from the parties' rights under this Paragraph 12.e to arbitrate all disputes.

                  f. Specific Performance. The Parties agree that the Subject Securities are unique and that failure to perform the obligations under this Agreement will result in irreparable damage, and that specific performance of these obligations may be obtained by a suit in equity.

                  g. Headings. The descriptive headings of this Agreement are intended for reference only and shall not affect the construction or interpretation of this Agreement.

                  h. Gender. All terms and words used in this Agreement, regardless of the gender in which they are used shall be construed to include any other gender, masculine, feminine, or neuter, as the context or sense of this Agreement or any section of this Agreement may require as if such words had been fully and properly written in the appropriate gender.

                  i. Waiver. Any party's failure to insist on compliance or enforcement of any provision of this Agreement shall not affect this Agreement's validity or enforcement or constitute a waiver of the future enforcement of any provision of this Agreement.

                  j. Prior Agreements. This Agreement supersedes any prior agreement of the Parties.

                  k. Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute the same instrument.

         IN WITNESS WHEREOF, the parties set forth below have executed this Agreement the date first above written.

                                        ---------------------------------------
                                        J. Steven Wilson





                                        ---------------------------------------
                                        Kenneth M. Kirschner





                                        WILSON FINANCIAL CORPORATION


                                        By:
                                           ------------------------------------
                                           J. Steven Wilson
                                           President

                                   EXHIBIT A

        BENEFICIAL OWNERSHIP OF SUBJECT SECURITIES ON NOVEMBER 11, 1992.


                                                                                Options and
                                                                                Warrants
                                                                                to Purchase                 Series C
                                             Shares of                          Shares of                   Preferred
                                            Common Stock                        Common Stock                  Stock
                                            ------------                        ------------                  -----
Kenneth M. Kirschner:                         435,000                             30,000 Options                ---
                                                                                  35,000 Warrants



J. Steven Wilson:                              37,692(1)                                ---                   4,271


Wilson Financial
Corporation                                 3,891,969                                   ---                  65,729




         Mr. Kirschner has 500,000 shares, which includes 30,000 option shares and 35,000 warrant shares.










--------------------
     (1) Estimated. These shares are allocated to Mr. Wilson under the ESOP.

                                                                  Exhibit NN to
                                                           Amended and Restated
                                                      Statement on Scheudle 13D



                   [LETTERHEAD OF IMAGINE INVESTMENTS, INC.]


                               November 28, 1997

Mr. J. Steven Wilson
7800 Belfort Parkway
Jacksonville, Florida  32256

Wilson Financial Corporation
7800 Belfort Parkway
Jacksonville, Florida  32256

         Re:      Proposed Lending Transactions

Gentlemen:

         This letter shall constitute the agreement of Imagine Investments, Inc. ("Imagine") to make a term loan in the original principal amount of $440,000.00 to be evidenced by a Term Promissory Note in such amount of even date herewith (the "Loan") to Wilson Financial Corporation ("Wilson") and to be guaranteed by J. Steven Wilson ("Steven") and to provide for the purchase by Imagine of certain stock of Riverside Group, Inc. ("Riverside") held by Wilson, all upon the terms and conditions contained in this letter. By executing this letter, Wilson, Steven and Imagine will evidence their binding agreement to carry out the transactions outlined in this letter, subject to (a) the obtaining of such necessary consents and corporate approvals as may be contemplated by the requirements of this letter, and (b) the performance by all of the parties of their respective obligations and agreements as set forth herein and in such note and pledge agreement (collectively, the "Loan Documents"). This letter expresses the binding agreement of Imagine to make the Loan and to purchase certain stock of Riverside, as described below and the binding agreement of Wilson and Steven to effect such transactions and to carry out the other terms of this letter, including the sale of such Riverside stock, as described below. Each party to this letter agrees to take all actions and to direct and cause to occur all corporate or other entity action necessary to effect these transactions.

A.       The Loan.  The terms and conditions of the Loan shall be as follows:

         1. The Loan. The Loan shall be made pursuant to a Term Promissory Note which shall have a maturity date of October 31, 1998 (the "Note") in the form attached hereto as Exhibit A. The Note shall bear interest on its outstanding principal balance at the rate of ten and one-half percent (10 1/2%) per annum, which interest shall be paid quarterly on the first day of each calendar quarter commencing with the first day of January, 1998. The Note shall have an original principal balance of $440,000.00. Repayment of the Note according to its terms shall be

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -2-

guaranteed unconditionally by Steven in the form of the Unconditional Guaranty Agreement which is a part of Exhibit A.

                  2. No Prepayment; Calculation of Interest. The Loan may not be prepaid, except at Imagine's election. Interest on the Loan shall be calculated on the basis of a 360-day year, in accordance with customary commercial banking practice.

                  3. Collateral for the Loan. The Loan shall be collateralized by a pledge creating a first lien and security interest in 130,542 shares of the common stock of Riverside (collectively, the "Collateral Stock") presently owned by and registered in the name of Wilson, pursuant to a Stock Pledge Agreement (the "Pledge Agreement") in the form attached hereto as Exhibit B. Prior to the performance of all of Wilson's obligations under the Loan Documents, Wilson shall provide to Imagine notice of the receipt of any notice of default under Wilson's loan agreement with the First National Bank of Boston (the "Bank"). Following any default under Wilson's loan agreement with the Bank, or following any default in Wilson's obligations under the Loan Documents, Wilson shall use its best efforts to obtain from the Bank (or any other lender holding a pledge of or security interest in any portion of the common stock of Riverside), the right to grant a second pledge and security interest in all of such stock to Imagine and, upon receipt of the consent of such lender, Wilson shall grant such a second priority pledge and security interest in substantially the form of the Pledge Agreement and shall perfect such pledge. The failure of Wilson to perform the foregoing obligations shall be a default under the Note. Furthermore, until such time as the Loan shall be collateralized by a first priority perfected security interest in Collateral Stock with a market value of twice the amount of the principal balance of the Loan, Wilson (i) shall grant a first pledge and security interest in substantially the form of the Pledge Agreement, (ii) shall perfect such pledge in all shares of the common stock of Riverside released from pledge under Wilson's loan from the Boston Bank immediately upon such common stock's release and (iii) shall not grant any security interest in any shares of the common stock of Riverside Group other than the security interests contemplated hereby and the existing security interest held by the Boston Bank. Notwithstanding the foregoing, when the market value of the Collateral Stock in which Imagine has such a perfected first priority lien and security interest shall be at least equal to twice the principal balance of the Loan (i) Wilson shall be released from any obligation to provide any further collateral for the Loan (whether first or second priority) or to refrain from granting other security interests in shares of common stock of Riverside (ii) Wilson shall be entitled to a release from pledge under the Pledge Agreement of shares of common stock of Riverside so that the

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -3-

market value of the Collateral Stock shall not exceed twice the principal balance of the Loan at the time.

         4. Nature of the Collateral. All of the Collateral Stock shall have been fully paid and nonassessable for more than three (3) years. All of such Collateral Stock shall be subject to Rule 144 of the Securities Act of 1933 and quoted on the NASDAQ Stock Market and shall be freely transferable (subject to applicable securities laws) and free of liens, pledges and security interests except as specifically permitted by the terms of the Pledge Agreement and as provided above.
B.       Purchase of Stock.

         1. Purchase of Riverside Shares. Imagine shall purchase from Wilson, and Wilson shall sell to Imagine, 520,000 shares of the common capital stock of Riverside currently held by Wilson (collectively, the "Purchase Stock") for the sum of $3.00 per share, for a total purchase price of $1,560,000 (the "Purchase Price"). The Purchase Price for the Purchase Stock shall be paid (i) by the payment to Robert T. Shaw ("Shaw") of the $1,195,285.93, balance of accrued interest and principal of that certain Loan made by Shaw to Wilson as of September 10, 1996 (the "Shaw Loan"), which Shaw by his agreement hereto agrees to accept as payment in full of all obligations under the Shaw Loan, and (ii) by the payment of the $364,714.07 balance of the Purchase Price by Imagine by wire transfer or personal check (subject to Paragraph C.1. below). All of the Purchase Stock shall be fully paid and nonassessable and shall have been held by Wilson for more than three (3) years, subject to sale under the provisions of Rule 144 of the Securities Act of 1933 and shall be fully transferable and free of all liens, pledges and security interests.

         2. Partial Release of Pledge. Shaw hereby releases from the pledge to Shaw under the Stock Pledge Agreement of September 10, 1996, between Wilson and Shaw (the "Original Pledge Agreement") all of the 350,000 shares of such Riverside common stock which is currently collateral for the Shaw Loan, and Wilson hereby instructs Shaw to deliver to Imagine all of the certificates representing such 350,000 shares. Wilson hereby agrees to deliver to Imagine stock certificates representing an additional 300,542 shares of common stock of Riverside, along with (i) duly executed stock powers transferring 520,000 of the aggregate 650,542 shares to Imagine in satisfaction of Wilson's obligation to sell the Purchase Stock and (ii) stock powers duly executed in blank with respect to the remaining 130,542 of such shares pledged to Imagine under the Pledge Agreement. Steven hereby consents and agrees to the foregoing release and waives all guarantors' defenses related thereto. In furtherance thereof, Imagine may present the stock

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -4-

certificates representing the Purchase Stock to Riverside and direct Riverside to issue a new stock certificate to Imagine in Imagine's name.

         3. Piggy-Back Rights. Wilson hereby assigns to Imagine its "piggyback" registration rights under any and all securities law registration rights agreements with respect to the Purchase Stock (and the Collateral Stock to the extent Imagine enforces its security interest with respect thereto), including those pursuant to the Agreement attached hereto and made a part hereof as Exhibit B.

         4. Tag-Along Rights. If Wilson or Steven shall, at any time and from time to time until November 1, 2027, propose to sell any of common stock of Riverside (the "Common Stock") held by either of them, or to otherwise transfer any of the Common Stock, directly or indirectly, Wilson and Steven, and/or either or both of them that is selling or transferring such Common Stock, shall:

                  a. Give written notice to Imagine by certified or registered mail (return receipt requested) or by hand delivery (with a return receipt) as promptly as practicable (but in no event less than fifteen (15) days prior to such sale or transfer) of all the details, price and terms of such sale or transfer and the identity of the party to whom such Common Stock is to be transferred; and

                  b. Include in such sale or transfer, the number of shares of the Purchase Stock specified by Imagine in a written notice to be given by Imagine to Wilson or Steven, as applicable, within ten
         (10) days after Imagine's receipt of the notice provided for in clause 4a. above, not to exceed that percentage of the Purchase Stock equal to the percentage of the total number of shares of Common Stock of Wilson and Steven, as applicable, being included in such sale or transfer, after giving effect to any other exercise of similar rights previously granted by either to Kenneth M. Kirschner, all on the same terms and conditions as Wilson and/or Steven are selling such Common Stock.

                  c. Imagine shall bear its own legal expenses and sales commission in connection with participating in such sale or transfer, but Wilson and Steven shall pay all other expenses of Imagine in connection with such sale or transfer.

                  d. The provisions of this Paragraph B.4 shall not apply to:

                           (i) any pledge, hypothecation or encumbrance to a lender in a bona fide loan transaction and any sale or transfer to or by such lender after default conditions of the pledge thereof;

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -5-

                           (ii) any sale or transfer (whether or not for consideration) to (v) Steven, (w) the wife or widow of Steven, (x) lineal descendants of Steven, (y) the estate of Steven, and (z) entities directly or indirectly controlled by those persons described in the immediately preceding clauses
                  (v), (w), (x) and (y) (collectively, the "Wilson Group"), so long as the transferee agrees in writing to become a party to and be bound by the terms of this letter agreement;

                           (iii)    sales or transfers (other than in
                  transactions described in clauses (i) and (ii) immediately preceding) by members of the Wilson Group in the aggregate, together with sales or transfers of the type described in this clause (iii) that do not in the aggregate for all such sales from this date forward exceed one percent (1%) of the outstanding shares of Common Stock; and

                           (iv) any gift, so long as the transferee agrees in writing to become a party to and be bound by the terms of this letter agreement.

C.       General.

         1. Retainer for Legal Fees. Imagine shall withhold the sum of $20,000 from the Purchase Price of the Purchase Stock, as an escrow against expenses to be incurred by Imagine in the negotiation, preparation and closing of the transactions contemplated by this letter and that have been incurred in connection with prior loan negotiations that have been held over the preceding 12 month period among Riverside, Wilson, Steven, Imagine and Shaw. The legal fees of Greenebaum Doll & McDonald PLLC incurred in connection with the transactions contemplated by this letter, shall be charged against this retainer, whether or not the transactions contemplated by this letter actually close.

         2. Closing Date. The closing of the Loan and the purchase of the Purchase Stock and the repayment of the Shaw Loan shall take place at the earliest possible date and in any event not later than November 26, 1997, at such location as the parties may agree, but in absence of agreement, in the office of Greenebaum Doll & McDonald PLLC in Louisville, Kentucky. At the Closing, Wilson and Steven shall take all actions and shall execute and deliver all documents requested by Imagine and its counsel in connection with such Closing.

         3. Access to Information. Wilson and Steven, on a continuing basis which shall survive the closing of the transactions described in this letter, shall afford Imagine, its advisors, legal counsel and other representatives complete and full access during normal business hours to the books, records and contracts (and the right to copy same), and to properties wherever located of Wilson and Steven, for the purpose of comprehensive review, and Wilson and Steven shall each

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -6-

provide to such person such assistance in the conduct of such review as shall be reasonably requested by Imagine. Wilson and Steven shall deliver copies of its and his financial statements to Imagine within sixty (60) days after the end of each calendar quarter and within ninety (90) days after the end of its and his respective fiscal year.

         4. Survival of Provisions. All of the provisions of this letter agreement shall survive the closing of the transactions contemplated by this letter agreement.

         5. Expenses. Wilson and Steven shall each pay their own legal expenses incurred in connection with the transactions contemplated by this letter and shall also pay all legal expenses and related costs (including travel) incurred by Imagine in connection with the transactions contemplated by this letter agreement.

         6. Successors and Assigns. This letter agreement shall bind Wilson and Steven and their respective successors and assigns, heirs and personal representatives and shall inure to the benefit of Imagine and its successors and assigns. Wilson and Steven shall cause any member of the Wilson Group to whom any of the Common Stock is transferred to comply with the terms and provisions of Paragraph B.4 hereof, and, for such purpose, their holdings of Common Stock shall be aggregated with that of Wilson and Steven.

         If the terms and conditions outlined in this letter are acceptable to you, please sign a copy of this letter and return it to my attention by 2:00 p.m. (eastern standard time) on or before November 26, 1997; thereupon, this letter agreement shall be deemed a binding and enforceable agreement between the parties. Otherwise, the proposals set forth in this letter will become null and void. Upon your acceptance of this letter, my counsel will commence preparation of the Loan Documents consistent with the terms and conditions set forth herein.

                                              Sincerely,

                                              IMAGINE INVESTMENTS, INC.

                                              By:
                                                 ------------------------------

                                              Title:
                                                    ---------------------------

Accepted and agreed to:

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -7-

Wilson Financial Corporation

By:
   -------------------------
Title:
     -----------------------
Date:
     -----------------------





----------------------------
J. Steven Wilson

Date:
     -----------------------

Riverside Group, Inc. acknowledges assignment of the registration rights contained in the foregoing letter and consents thereto

RIVERSIDE GROUP, INC.

By:
       -----------------------------
Title:
       -----------------------------
Date:
       -----------------------------




Accepted and Agreed to:

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -8-


----------------------------
Robert T. Shaw

Date:
     -----------------------